Exhibit 99.1

New Gold Announces 2014 First Quarter Results
Record Low Costs Lead to 39% Increase in Net Cash from Operations to $81 million

(All figures are in US dollars unless otherwise indicated)

April 30, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces first quarter 2014 operational and financial results. The company produced 91,317 ounces of gold at record-low all-in sustaining costs(1) of $674 per ounce, resulting in strong free cash flow generation.

First Quarter 2014 Highlights

•	All-in sustaining costs(1) of $674 per ounce decreased by over $300 per ounce compared to the prior-year quarter

	o	Total cash costs(2) of $254 per ounce compared to $485 per ounce in the prior-year quarter

•	Gold production of 91,317 ounces consistent with prior-year first quarter production of 94,695 ounces

	o	Copper production increased by 62% to 25.9 million pounds

•	Record quarterly production of both gold and copper at New Afton

•	Adjusted net earnings(3) of $18 million, or $0.04 per share, compared to $21 million, or $0.04 per share, in the prior-year quarter

•	Net cash generated from operations increased by 39% to $81 million, or $0.16 per share, from $59 million, or $0.12 per share, in the first quarter of 2013, despite lower commodity prices

•	$24 million increase in cash and cash equivalents from 2013 year end to $438 million at March 31, 2014

•	The company reiterates its 2014 guidance of 380,000 to 420,000 ounces of gold production at total cash costs(2) of $320 to $340 per ounce and all-in sustaining costs(1) of $815 to $835 per ounce

“Our first quarter results provide us with solid momentum as we look ahead to the remainder of 2014, particularly as we continue to expect our strongest quarters to be in the second half of the year,” stated Randall Oliphant, Executive Chairman. “We are very proud to have delivered record-low all-in sustaining costs which further highlight the ability of our operating portfolio to generate robust free cash flow.”

“In addition to our outstanding operating performance, we made important strides in the advancement of our Rainy River project. During the quarter we successfully completed our Feasibility Study, advanced our permitting efforts and engaged our EPCM partner,” added Mr. Oliphant.

Operations Overview

Gold Production

Consolidated gold production during the quarter remained consistent with the first quarter of 2013. New Afton’s continued strong performance offset the planned quarterly decreases in production at the Peak Mines and Cerro San Pedro. Consistent with the company’s February 6, 2014 guidance, New Gold’s consolidated gold production is scheduled to increase steadily through the second half of 2014, with the highest quarterly production of the year planned in the fourth quarter.

New Afton – Gold production increased by 83% when compared to the prior-year quarter. All of the key operational factors driving production, including throughput, grade and recovery, increased during the first quarter enabling New Afton to deliver its highest ever quarterly gold production. Average daily throughput was approximately 12,900 tonnes, the gold grade processed was 0.86 grams per tonne and gold recoveries remained steady at 85%. In the prior-year quarter, New Afton was in the midst of its successful ramp up which saw the mill outperform expectations resulting in the need to process lower grade stockpile ore from the historical Afton open pit. For 2014, New Afton is off to a solid start and remains on track to have another strong year.

Mesquite – Production at Mesquite remained consistent with the first quarter of 2013. The increase in the gold grade of ore placed on the leach pad during both the quarter and in late 2013 offset the planned decrease in ore tonnes placed in the period. Consistent with the company’s 2014 guidance, Mesquite’s mine plan early in the year focuses on additional waste stripping to open more ore faces in the pit in the second half of 2014 which, in turn, is expected to provide enhanced operational flexibility and drive higher production as the year progresses.

Peak Mines – As anticipated, gold production at the Peak Mines in the first quarter was below that of the particularly strong prior-year quarter. Mill throughput and gold recoveries were both consistent with the prior year, however, gold grade in the first quarter was below that of the prior-year quarter while remaining in line with reserve grade. Through the balance of 2014, the combination of moderate increases in throughput and higher gold grade is scheduled to lead to higher quarterly production.

Cerro San Pedro – Consistent with the company’s 2014 guidance, Cerro San Pedro’s mining activity in the first half of the year is primarily focused on waste stripping to prepare the pit for the final phase of mining. Cerro San Pedro’s first quarter production was in line with the company’s plans, however, when compared to the same period of the prior year, fewer ore tonnes were placed on the leach pad which led to lower production. Cerro San Pedro is scheduled to achieve a marked increase in ore tonnes placed coupled with higher gold grade in the second half of the year.

Copper Production

Copper production increased by 62% when compared to the first quarter of 2013, driven by a combination of New Afton’s record production quarter and the steady contribution from the Peak Mines. New Afton’s copper production during the first quarter increased by 86% to 22.0 million pounds. New Afton’s record quarterly copper production was a result of throughput, copper grade and copper recovery all increasing when compared to the same period of the prior year when lower grade stockpile ore from the historical Afton open pit was processed. At the Peak Mines, copper production was consistent with the prior-year quarter.

Silver Production

Silver production in the first quarter of 2014 was in line with the same period of the prior year as an increase in silver production at New Afton offset a minor decrease in production at Cerro San Pedro.

All-in Sustaining Costs(1) and Total Cash Costs(2)

On a consolidated basis, New Gold delivered record-low all-in sustaining costs(1) and total cash costs(2) in the first quarter of 2014. All-in sustaining costs(1) decreased by over $300 per ounce when compared to the prior-year quarter and were over $100 per ounce below the company’s previous quarterly low of $779 per ounce achieved in the third quarter of 2013. At the same time, total cash costs(2), which form a component of all-in sustaining costs(1), decreased by over $200 per ounce compared to the first quarter of 2013. Importantly, both cost metrics also exhibited a quarter-over-quarter decrease when compared to the fourth quarter of 2013.

New Afton – Operating costs decreased significantly when compared to the first quarter of 2013 due to a combination of the mine’s strong operating performance and the depreciation of the Canadian dollar. The mine’s Canadian dollar operating costs, including mining, processing and general and administrative costs, were below C$20 per tonne during the first quarter as New Afton continues to drive down costs through improved operational efficiency. New Afton’s reported U.S. dollar costs further benefitted as the Canadian dollar depreciated by 10% relative to the U.S. dollar. At the same time, the increase in copper production at New Afton more than offset the decrease in the average realized copper price during the quarter.

Sustaining capital expenditures at New Afton during the first quarter were consistent with the prior-year quarter, but when combined with the increased gold production ounces noted above, resulted in an even more significant decrease in all-in sustaining costs(1).

New Afton’s quarterly co-product cash costs(2) decreased to $413 per ounce of gold and $0.93 per pound of copper from $721 per ounce of gold and $1.56 per pound of copper in the same period of the prior year. The mine’s co-product all-in sustaining costs(1) also decreased to $630 per ounce of gold and $1.41 per pound of copper from $1,164 per ounce of gold and $2.51 per pound of copper in the first quarter of 2013.

Mesquite – Total cash costs(2) at Mesquite were in line with the prior-year period as operating costs and production remained consistent. As a result of a slight increase in sustaining capital expenditures, primarily associated with continued infill drilling at Mesquite, all-in sustaining costs(1) in the first quarter were moderately above those of the prior-year period.

Peak Mines – All-in sustaining costs(1) and total cash costs(2) at the Peak Mines both decreased markedly relative to the prior-year quarter. Peak Mines’ reported U.S. dollar total cash costs(2) benefitted from a combination of improved productivity, resulting in lower Australian dollar operating costs, and a 16% depreciation of the Australian dollar relative to the U.S. dollar. These benefits were partially offset by lower copper by-product revenue, resulting from both lower copper sales volumes and lower realized prices, as well as the lower gold production base noted above. Sustaining capital expenditures at the Peak Mines during the quarter were lower than the prior-year quarter resulting in an even more significant decrease in all-in sustaining costs(1) when compared to the first quarter of 2013.

Cerro San Pedro – Operating costs and sustaining capital expenditures at Cerro San Pedro remained similar to the first quarter of 2013. However, all-in sustaining costs(1) and total cash costs(2) were impacted by a combination of lower silver by-product revenue, resulting from both lower silver sales volumes and lower realized prices, as well as from lower gold production due to the focus on waste stripping early in the year.

“Our operational performance in the first quarter was right in line with our plans,” stated Robert Gallagher, President and Chief Executive Officer. “It is great to get 2014 off to a good start with further cost reductions at New Afton and the Peak Mines as well as solid performances at Mesquite and Cerro San Pedro, despite their planned focus on waste stripping.  As a result, we can now look forward to both of our open pit mines being positioned to have their strongest performance towards the end of the year.”

Financial Results Overview

Revenue during the first quarter was impacted by the decrease in the average realized prices of gold, copper and silver relative to the same period of the prior year. When compared to the first quarter of 2013, the average realized gold price decreased by 12%, the copper price by 13% and the silver price by 30%. These commodity price declines were almost entirely offset by an increase in copper sales volumes when compared to the prior-year quarter.

Operating margin(4) in the first quarter remained in line with the prior-year period despite the decline in commodity prices. New Gold was able to maintain a consistent operating margin(4) as the company’s operating expenses decreased by $8 million during the first quarter. As previously noted, the decrease in operating expenses was driven by a combination of improved operational efficiency at the company’s mines as well as the depreciation of the Canadian and Australian dollars relative to the U.S. dollar. All four of the company’s operations generated positive operating margins(4), with New Afton being the most significant contributor at $70 million.

The company generated adjusted net earnings(3) of $18 million, or $0.04 per share, which remained consistent with adjusted net earnings(3) in the prior-year quarter despite lower commodity prices. The reported net loss in the first quarter was $2 million, or $0.00 per share. The net loss was driven by the combination of a $19 million pre-tax loss on foreign exchange, of which $17 million was non-cash, and a $7 million pre-tax non-cash accounting charge to revenue as the loss incurred on the monetization of the company’s legacy hedge position in May of 2013 is realized into income over the original term of the hedge contract. Net earnings in the prior-year period included a non-cash $23 million pre-tax gain on the mark to market of the company’s share purchase warrants which was partially offset by a pre-tax foreign exchange loss of $6 million, of which $5 million was non-cash.

New Gold’s first quarter net cash generated from operations increased by 39%, or $23 million, to $81 million. The increase in net cash generated from operations when compared to the prior-year quarter was driven by a combination of New Gold’s ability to maintain consistent revenues, after adjusting for the above-noted legacy hedge-related accounting charge, an $8 million decrease in operating expenses, an aggregate $2 million decrease in corporate administration and exploration costs, a $4 million favourable movement in working capital, and a $10 million decrease in cash taxes as a higher proportion of the company’s profitability is being driven by New Afton in Canada where New Gold has built up a substantial tax basis that results in minimal Canadian cash taxes.

Projects Overview

New Afton Mill Expansion

At its annual Investor Day on February 6, 2014, the company announced its plans to proceed with a mill expansion at New Afton that should position the operation to deliver even further increases in both throughput and gold and copper recoveries, which is expected to result in higher annual cash flow. The mill installation, commissioning and ramp-up to the targeted 14,000 tonnes per day remains on schedule for mid-2015.

During the first quarter, New Gold successfully advanced the expansion project. The company engaged AMEC Americas Limited as its EPCM partner, commenced detailed engineering and ordered the vertimill as well as ancillary equipment and spares. The expansion project remains on budget with a total capital estimate of $45 million, the majority of which is scheduled to be spent in 2014.

Rainy River

Many of New Gold’s first quarter achievements were related to the successful advancement of the company’s Rainy River project, located in northwestern Ontario.

Rainy River – First Quarter 2014 Highlights

January 16, 2014 Feasibility Study

•	First nine years – average mill head grade of 1.44 grams per tonne gold

•	First nine years – average annual gold production of 325,000 ounces at total cash costs(1) of $613 per ounce and all-in sustaining costs(4) of $736 per ounce at 0.95 US$/C$ exchange rate

•	Spot economics – at $1,300 per ounce gold, $20.00 per ounce silver and a 0.91 US$/C$ exchange rate, Rainy River has an after-tax 5% net present value (“NPV”) of $390 million, an internal rate of return (“IRR”) of 13.1% and a payback period of 5.0 years

Project advancement

•	Engaged AMEC Americas Limited as EPCM partner for project

•	Advanced procurement process for long lead time equipment including:

	o	Processing equipment: SAG mill, ball mill, gyratory crusher, pebble crusher

	o	Mobile equipment: seven haul trucks, two hydraulic shovels, one wheel loader and four crawler dozers

Permitting and environment

•	Final Environmental Assessment report issued to Aboriginal Nations, Federal and Provincial regulatory agencies and the general public on January 17, 2014 thus initiating the formal consultation period

•	Draft closure plan submitted to Aboriginal Nations and regulators for early review on March 19, 2014

Exploration

•	Drilling underway to test extension of the open pit to the west – 34 holes totalling 12,588 metres

•	Drilling underway to test extension of the Intrepid zone to the southeast – seven holes totalling 2,988 metres

The company is pleased with the continued progress at Rainy River, particularly as it relates to the current pricing environment. In total, the cost of all expenditures and commitments made to date has been in line with those estimated in the January 2014 Feasibility Study.

The depreciation of the Canadian dollar relative to the U.S. dollar also continues to benefit both the project development and operating costs which, in turn, positively impacts the project economics.

The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to providing further updates on the advancement of Rainy River through the remainder of 2014.

Blackwater

The company’s Blackwater project is located approximately 160 kilometres southwest of the city of Prince George in south-central British Columbia. As previously disclosed, New Gold plans to advance the project through the permitting phase in 2014. The company views the potential of having Blackwater fully permitted as further enhancing the value of the project.

Blackwater – First Quarter 2014 Highlights

Permitting and environment

•	Neared completion of the Environmental Assessment report for filing with key stakeholders and regulators in the second quarter

•	Initiated key engineering studies for components such as the transmission line, the tailings storage facility and water management in order to support the broader permitting effort

Exploration

•	Established six priority targets for 2014 exploration program based on interpretation of results of historical drilling and surface sampling programs

	o	Plan to drill test the best two to three of these targets and conduct additional surface targeting work on the remainder

•	Four to five month regional exploration program scheduled to commence in late May

	o	Targeting completion of 10,000 to 15,000 metres of drilling with two to three drills

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater’s development will be driven by prevailing market conditions over the coming years. When New Gold has obtained the requisite permits for both projects, the company believes it will be best positioned to maximize its flexibility with respect to any future development decisions.

New Gold looks forward to providing updates throughout 2014 on both the permitting and exploration initiatives that remain ongoing at Blackwater.

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class copper-gold project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On April 28, 2014, the Copiapo Court of Appeals lifted the injunction which had temporarily suspended construction activity and development works at the El Morro project. The injunction was originally granted in November 2013 based on constitutional actions filed by certain local communities and groups. After evaluating the constitutional actions, the Copiapo Court of Appeals declared that there were no grounds on which to accept the actions and they were rejected resulting in the injunction being lifted.

Financial Update

At March 31, 2014, New Gold’s cash and cash equivalents were $438 million, representing a $24 million increase when compared to the company’s 2013 year-end cash balance. At the end of the quarter the face value of the company’s long-term debt was $881 million (book value – $865 million). The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020; $500 million of 6.25% face value senior unsecured notes due in November 2022; and $81 million in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production. The company had approximately 504 million common shares outstanding at March 31, 2014.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Thursday, May 1, 2014, at 10:00 a.m. Eastern time. A live audio webcast will be available at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 24448624. The archived webcast will also be available at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, cash costs and all-in sustaining costs; the results of the Rainy River Feasibility Study, including the expected production, costs, grades, NPV, IRR and payback period; planned activities for 2014 at each of the company’s projects; the timing of permitting activities and environmental assessment processes; and targeted timing for commissioning and full production related to the New Afton mill expansion,  Rainy River and sequencing of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold’s MD&As, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican Peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) permitting and arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment process for the Blackwater and Rainy River projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater and Rainy River projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for Blackwater and Rainy River. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under National Instrument 43-101.

Non-GAAP Measures

(1) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company’s operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding all-in sustaining costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company’s ability to generate liquidity through operating cash flow and that this measure, along with sales, is considered to be a key indicator of the company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. These measures, along with sales, are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding total cash costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

(3) ADJUSTED NET EARNINGS

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

(4) OPERATING MARGIN

“Operating margin” is a non-GAAP financial measure with no standard meaning under GAAP, which management uses to further evaluate the company’s results of operations in each reporting period. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

# CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

| | Three months ended March 31 | |
|---|---|---|
| | $ | $ |
| (In millions of U.S. dollars) | 2014 | 2013 |
| **Operating activities** | | |
| Net (loss) earnings | **(1.8)** | 36.3 |
| Adjustments for: | | |
| Realized losses (gains) on gold contracts | **6.8** | (2.7) |
| Realized and unrealized foreign exchange losses | **18.8** | 5.6 |
| Realized and unrealized gains on non-hedged derivatives | **(2.3)** | (22.6) |
| Unrealized (gains) losses on concentrate contracts | **1.5** | 0.5 |
| Reclamation and closure costs paid | **(0.2)** | (0.4) |
| (Gain) loss on disposal of assets | **(0.3)** | 0.5 |
| Depreciation and depletion | **51.6** | 37.8 |
| Equity-settled share-based payment expense | **1.7** | 2.1 |
| Realized and unrealized losses on cash flow hedging items | **-** | 0.5 |
| Income tax expense | **7.3** | 12.4 |
| Finance income | **(0.3)** | (0.4) |
| Finance costs | **7.4** | 11.5 |
| | **90.2** | 81.1 |
| Change in non-cash operating working capital | **(8.7)** | (12.9) |
| Cash generated from operations | **81.5** | 68.2 |
| Income taxes paid | **(0.1)** | (9.7) |
| Net cash generated from operations | **81.4** | 58.5 |
| **Investing activities** | | |
| Mining interests | **(56.6)** | (76.4) |
| Proceeds from the sale of assets | **0.3** | - |
| Interest received | **0.2** | 0.2 |
| Cash used in investing activities | **(56.1)** | (76.2) |
| **Financing activities** | | |
| Issuance of common shares on exercise of options and warrants | **0.6** | 3.7 |
| Financing initiation costs | **-** | (0.3) |
| Cash generated by financing activities | **0.6** | 3.4 |
| Effect of exchange rate changes on cash and cash equivalents | **(2.2)** | (1.1) |
| Change in cash and cash equivalents | **23.7** | (15.4) |
| Cash and cash equivalents, beginning of the period | **414.4** | 687.8 |
| **Cash and cash equivalents, end of the period** | **438.1** | 672.4 |
| Cash and cash equivalents are comprised of: | | |
| Cash | **298.1** | 317.6 |
| Short-term money market instruments | **140.0** | 354.8 |
| | **438.1** | 672.4 |